Filed by: Gaz de France

pursuant to Rule 165 and Rule 425(a)

under the Securities Act of 1933, as amended

Subject Company: SUEZ

Exchange Act File Number: 001-15232

Date: September 5, 2007

On September 3, 2007, Gaz de France and Suez presented the following slide show at a joint press conference held in Paris, France. On the same day, Gaz de France made the slide show available on its website at www.gazdefrance.com.

Important Information

This communication does not constitute an offer to purchase, sell, or exchange or the solicitation of an offer to sell, purchase, or exchange any securities of Suez, Suez Environment (or any company holding the Suez Environment Shares) or Gaz de France, nor shall there be any offer, solicitation, purchase, sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation, purchase, sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France and Suez disclaim any responsibility or liability for the violation of such restrictions by any person.

The Gaz de France ordinary shares which would be issued in connection with the proposed business combination to holders of Suez ordinary shares (including Suez ordinary shares represented by Suez American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration.

In connection with the proposed transactions, the required information document will be filed with the Autorité des marchés financiers (“AMF”) and, to the extent Gaz de France is required or otherwise decides to register the Gaz de France ordinary shares to be issued in connection with the business combination in the United States, Gaz de France may file with the United States Securities and Exchange Commission (“SEC”), a registration statement on Form F-4, which will include a prospectus. Investors are strongly advised to read the information document filed with the AMF, the registration statement and the prospectus, if and when available, and any other relevant documents filed with the SEC and/or the AMF, as well as any amendments and supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from Gaz de France or its duly designated agent. Investors and holders of Suez securities may obtain free copies of documents filed with the AMF at the AMF’s website at www.amf-france.org or directly from Gaz de France on its web site at www.gazdefrance.com or directly from Suez on its website at www.suez.com, as the case may be.

Forward-Looking Statements

This communication contains forward-looking information and statements about Gaz de France, Suez, Suez Environment and their combined businesses after completion of the proposed transactions. Forward-looking statements are statements that are not historical facts. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of Gaz de France and Suez believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gaz de France and Suez ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Gaz de France and Suez, that could cause actual results, developments, synergies, savings and benefits from the proposed transactions to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Autorité des marchés financiers (“AMF”) made by Gaz de France and Suez, including those listed under “Facteurs de Risques” in the Document de Référence filed by Gaz de France with the AMF on April 27, 2007 (under no: R.07-046) and in the Document de Référence and its update filed by Suez on April 4, 2007 (under no: D.07-0272), as well as documents filed by Suez with the SEC, including those listed under “Risk Factors” in the Annual Report on Form 20-F for 2006 that Suez filed with the SEC on June 29, 2007. Except as required by applicable law, neither Gaz de France nor Suez undertakes any obligation to update any forward-looking information or statements.

* * * *

Gaz de France    svez

Creation of a World Leader in Energy

September 3, 2007

GDF SVEZ

Creation of a World Leader in Energy

September 3, 2007

Disclaimer

Important Information

This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Suez, Suez Environment securities (or securities of any company holding the Suez Environment Shares) or Gaz de France, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France and Suez disclaim any responsibility or liability for the violation of such restrictions by any person. The Gaz de France ordinary shares which would be issued in connection with the proposed business combination to holders of Suez ordinary shares (including Suez ordinary shares represented by Suez American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration. The Suez Environment Shares (or the shares of any company holding the Suez Environment Shares) have not been and will not be registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration. In connection with the proposed transactions, the required information document will be filed with the Autorité des marchés financiers (“AMF”) and, to the extent Gaz de France is required or otherwise decides to register the Gaz de France ordinary shares to be issued in connection with the business combination in the United States, Gaz de France may file with the United States Securities and Exchange Commission (“SEC”), a registration statement on Form F-4, which will include a prospectus. Investors are strongly advised to read the information document filed with the AMF, the registration statement and the prospectus, if and when available, and any other relevant documents filed with the SEC and/or the AMF, as well as any amendments and supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from Gaz de France or its duly designated agent. Investors and holders of Suez securities may obtain free copies of documents filed with the AMF at the AMF’s website at www.amf-france.org or directly from Gaz de France on its web site at: www.gazdefrance.com or directly from Suez on its website at: www.suez.com, as the case may be.

Forward-Looking Statements

This communication contains forward-looking information and statements about Gaz de France, Suez and their combined businesses after completion of the proposed business combination. Forward-looking statements are statements that are not historical facts. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of Gaz de France and Suez believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gaz de France and Suez ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Gaz de France and Suez, that could cause actual results, developments, synergies, savings and benefits from the transaction to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Autorité des marchés financiers (“AMF”) made by Gaz de France and Suez, including those listed under “Facteurs de Risques” in the Document de Référence filed by Gaz de France with the AMF on April 27,2007 (under no: R.07-046) and in the Document de Référence and its update filed by Suez on April 4, 2007 (under no: D.07-0272), as well as documents filed by Suez with the SEC, including those listed under “Risk Factors” in the Annual Report on Form 20-F for 2006 that Suez filed with the SEC on June 29, 2007. Except as required by applicable law, neither Gaz de France nor Suez undertakes any obligation to update any forward-looking information or statements.

Table of contents

1. Transaction summary

2. Creation of a global leader specialised in energy

3. A value-creating transaction for all stakeholders

4. Well-balanced and fair merger terms

5. Floatation of SUEZ’s Environment business, one of the world leader in water and waste services

6. A business organisation geared towards efficiency and action

7. Conclusion

1

Transaction summary

Description of the transaction

    Terms of the merger project

New outline of the merger project approved by the board of directors of the two Groups

Support of the main shareholders

Merger of equals based on an exchange ratio of 21 Gaz de France shares for 22 SUEZ shares

French state to hold more than 35% of GDF SUEZ

Simultaneous distribution of 65% of SUEZ’s Environment business to SUEZ shareholders

A stable shareholding of 35% in SUEZ’s Environment business to be maintained

Next steps and timetable

Consultation of the employee representative bodies of both Groups

Signing of the merger agreement by the boards of directors

Extraordinary General Meetings of SUEZ and Gaz de France

Timetable allowing completion of the merger as soon as possible, in 2008

Creation of a global leader specialised in energy

Leader in natural gas in Europe

#1 purchaser & supplier

#1 transmission & distribution network

#2 storage operator

Leader in electricity

#5 power producer and supplier in Europe

#2 French power producer

World leader in IPPs, strong positions in the United States, Brazil, Thailand, and the Middle East

World leader in LNG

#1 importer & buyer in Europe

#1 LNG terminal operator

Leader in the Atlantic bassin

European leader in energy services

2006 revenue – € billion

Main utilities in the world

72

68

59

44

39

37

24

20

20

16

15

13

12

10

GDF SUEZ

E.On

EDF

RwE

Enel1

Tepco     (Japan)

Centrica

Iberdrola2

Endesa

Vattenfall

Constellation     Energy (US)

Dominion     Resources (US)

Duke     Energy (US)

Gas    Natural

Notes

1    Enel excluding Endesa

2    Pro forma for the acquisition of ScottishPower

A solid financial profile

A solid financial structure that reinforces an ambitious strategy for industrial growth

    Low debt level

    High potential for cash flow generation

    Potential for financial structure optimisation

A key stock in the energy sector

    ~ €90bn pro forma market capitalisation*

    Among the top 3 listed utilities

Financial profile

2006 combined pro forma unaudited data—in €bn      GDF SUEZ ***

Revenues      71.9

EBITDA**      11.4

Current operating income      8.1

Net financial debt      13.9

*    Based on spot share price as of 31/08/07. Before taking into account the impact of the distribution of 65% of SUEZ’s Environnement activities

**    Sum of SUEZ EBITDA adjusted for provisions for renewals, associates, financial charges and Gaz de France EBITDA

*** Based on the global integration of SUEZ’s Environment activities

A clear and ambitious strategy

    Consolidate leadership positions in domestic markets (France and Benelux)

    Leverage complementarities to strengthen offers (dual gas/electricity offers, innovating energy services)

    Priority given to growth in Europe in all business lines

    Strengthen development outside Europe notably in fast-growing markets

    Acceleration of an ambitious strategy of industrial development notably in upstream gas activities (E&P, LNG, etc.), infrastructures, and power generation

A combination consistent with both Groups’ strategies allowing to boost their development

Creation of a global leader specialised in energy

A common strategic vision underpinned by the acceleration of changes in the energy sector

    Supply security and diversification in a context of growing energy dependence

    Sustainable development and renewable energies challenges

    Investment requirements in upstream gas activities, infrastructures, and electricity production

    Acceleration in sector consolidation

    Increased competition among gas suppliers

    Complete deregulation of the energy-markets in Europe in July 2007

Recent changes in the energy sector have confirmed the relevance of the merger

An industrial player with powerful assets

    A unique combination of businesses

    Active in the entire energy value chain

    Multi-energy offers

    Geographic fit

    A good flexibility in energy generation and supply

    Diversified and efficient mix of power generation (nuclear, hydro, wind, thermal)

    High capacity for gas-electricity arbitrage

    Diversified gas supplies with a strong LNG component

    Optimisation at a global scale (LNG) and on the European market (storage)

    A major player in sustainable development

    CO2 light generation capacities with a high portion of renewable energies

    Leader in the promotion of innovative energy services

Natural fit of the two Groups Powerful industrial assets of the new Group

Coherent industrial developments

Gaz de France

    Continued development in LNG: renewal of LNG tanker fleet, access to new markets (US and UK), commissioning of Fos Cavaou LNG terminal in early 2008, projects in development phase in Canada, Italy and India

    Increase in storage capacities: 400bcm capacity in France, new capacities in Germany, Romania and the UK

    Expansion in E&P: Njord field brought into production; first deliveries of LNG from Snøhvit expected by end of 2007

SUEZ

    Increase in generation capacities worldwide

    Development in nuclear production: R&D partnership with CEA, project studies in the UK, in Romania

    Further expansion in LNG: permits obtained for offshore terminal off the coast of Boston

    Numerous energy services agreements signed

    Strengthening of partnerships in Spain: increased stake in Gas Natural to 11.3%, acquisition of Crespo y Blasco

Industrial development over the last months consistent with the strategy of the merged entity

Strong growth prospects for the Group

Growth factors

    Strong demand for gas in Europe

    Necessity to secure gas supplies

    Need for new infrastructures

    Globalisation of gas market through LNG

    Growing role of LNG as a means of diversifying gas supplies

    Strong demand for electricity worldwide

    Need for electricity production capacities in Europe

    Challenges of sustainable development

    Complete deregulation of the energy market in Europe

    Outsourcing and demand for energy efficiency

Development opportunities

    Further strengthen a diversified, long-term gas supply portfolio

    Develop in Exploration & Production

    Expand storage capacities

    Participate in infrastructure projects

    Increase positions at all levels of the LNG chain

    Global management of LNG resources

    Strengthen diversified production mix: nuclear, renewables, thermal

    Targeted development outside Europe, based on existing strongholds

    Balanced positions between generation and supply

    New third-generation nuclear capacities

    New development opportunities

    Multi-energy offers

    Development of a global energy services offer

A value-creating transaction for all stakeholders

A solid financial profile

2006 combined pro forma unaudited financial data – In €bn(1)

     SUEZ      Gaz de France      GDF SUEZ

Revenues      44.3      27.6      71.9

EBITDA(2)      6.2(3)      5.1      11.4

Current operating income      4.5      3.6      8.1

Net financial debt      10.4      3.5      13.9

Market capitalisation(4)      53.6      36.2      89.8

Significant financial flexibility that sustains the industrial strategy of GDF SUEZ and enables to take advantage of external growth opportunities

(1)	Based on the global integration of SUEZ’s Environment activities

(2) Sum of SUEZ EBITDA adjusted for provisions for renewals, associates, financial charges and Gaz de France EBITDA (3) €200m adjustment for renewal provisions

(4) Based on spot share price as of 31/08/07. Before taking into account the impact of the distribution of 65% of SUEZ’s Environment activities

Confirmed potential for operational synergies of approximately €1bn per year in the medium term

Pre-tax annual impact

post impact of remedies

Operational     synergies

Scale effect

Complementarity

Gas sourcing

Other procurement

Operating costs

Operating costs

Revenue synergies

TOTAL

2008-2010

€100m

€120m

€90m

€80m*

€390m

Annual total 2013

€180m

€120m

€320m

€350m

€970m

(recurring)

Financial and tax optimisation

~ €1bn

*    Non-recurring implementation costs: €150m for short term synergies and €150m for medium term synergies (1) Short term synergies partially non-recurring

Enhanced potential to create value and prospects for an attractive return for shareholders

    Stronger appeal for the GDF SUEZ stock

    Reinforced strategic positioning

    Enhanced growth and profitability profile

    Significant potential for synergies

    Dynamic dividend policy with the goal of an above sector average yield

    Potential for additional return for the shareholders

    Extraordinary dividend

    Share buyback program

    Re-rating potential of the GDF SUEZ stock

    Dynamic dividend policy

    Greater liquidity for the stock

    Increased weighting of GDF SUEZ in indices

Well-balanced and fair merger terms

Fair merger terms

    Proposed merger based on an exchange ratio of 21 Gaz de France for 22 SUEZ shares

    Simultaneous distribution to SUEZ shareholders of 65% of SUEZ’s Environment activities

    The boards of directors of SUEZ and Gaz de France, on 2 september 2007, mandated their chairmen to implement the new outline of the merger project

    The boards of directors have been provided with an opinion on the fairness of the proposed exchange ratio

    Terms of merger will be approved by the body of 3 Commissaires à la fusion appointed by the Commercial Court of Paris

    Terms will be submitted the Extraordinary General Meetings of both Groups to vote on

A merger of equals

    Shareholders of the new entity

    55%* of former SUEZ shareholders

    45%* of former Gaz de France shareholders

    The French state, largest shareholder of the new Group

    Shareholding of more than 35%* of the new Group

Pro forma shareholding structure*

Other

State

GBL

Employees

CDC

Crédit Agricole    Areva

35.6%

5.3%

3.4%

1.8%

1.5%

1.2%

51.2%

*    On a non diluted basis

Indicative timetable and next steps

Indicative timetable for the transaction

Steps already completed

October 6, 2006    Approval of the proposed merger by the Belgian government

November 8, 2006    Vote by the French Parliament on the privatisation law of Gaz de France November 14, 2006    Authorisation of the transaction by the European Commission

November 30, 2006    Decision of the Conseil Constitutionnel authorizing the privatisation of Gaz de France starting July 1, 2007 December 7, 2006    Promulgation of the Gaz de France privatisation law August 30, 2007    Request submitted to the European Commission to delay the implementation of the remedies

Next steps before completion of the merger

Opinion of employee representative bodies of SUEZ, Gaz de France, and SUEZ Environment

Registration by stock market authorities of the merger documentation and the documentation related to the IPO of the Environment business of SUEZ

Extraordinary General Meetings of SUEZ and Gaz de France to approve the merger Merger completion and simultaneous IPO of the Environment Business

The merger is expected to be completed as early as possible in 2008

Floatation of SUEZ’s Environment business, one of the world leader in water and waste services

A stable shareholding of GDF SUEZ

Stable shareholding of 35%

Execution of a shareholders’ agreement covering 47% of the capital of GDF SUEZ

    Stable shareholding structure

    Employment guarantees

    Corporate governance

Current management of the Environnement business of SUEZ to remain in place

Full consolidation in GDF SUEZ accounts

Post-transaction shareholding structure of SUEZ’s Environment business

GDF SUEZ

35%

Free float

52%

Shareholders’ agreement

47%

Main SUEZ shareholders

12%

SUEZ’s Environment business, attractive growth prospects

    Attractive growth opportunities in favorable market conditions

    Growing demand for environmental solutions in context of climate change (water resources management, waste recycling…)

    Increasingly stringent environmental norms

    Strong demand for cutting edge value added solutions

    Water: desalination, sludge treatment, leakage reduction…

    Waste: metals recycling, mechanical biological treatment…

    Acceleration of development sustained by global leadership position

    Strong sales force supported by historical partnership approach

    Ability to acquire and integrate profitable external growth opportunities

2010e EBITDA target at €3bn (+ 50% vs. 2006)

A business organisation geared towards efficiency and action

Management structure

A management committee with 6 members

Chairman and chief executive officer

Gérard Mestrallet

Vice chairman and president

Jean-François Cirelli

Executive vice presidents

Yves Colliou

Jean-Marie Dauger

Jean-Pierre Hansen

Gérard Lamarche

An executive committee

The members of the management committee

The operational directors and the support functions directors

A balanced management structure

Organisational structure of the new Group

Chairman and chief executive officer – Gérard Mestrallet

Vice chairman and president – Jean-François Cirelli

Energy France     Henri Ducré

Energy Europe & International    Jean-Pierre Hansen

Global Gas & LNG     Jean-Marie Dauger

Infrastructures     Yves Colliou

Energy Services    Jérôme Tolot

Environment    Jean-Louis Chaussade

Conclusion

Creation of a global leader in Energy

    An ambitious industrial project, stregthened by the swift changes in the sector

    A truly European project benefiting all stakeholders

    For our customers: through high-performances, innovative, and competitive offers

    For our employees: a unifying project that will create jobs over time

    For our shareholders: a value-creative project

    An agreement on the new outline of the merger project

    Fair financial terms and conditions for both shareholder groups

    Transparent governance in line with best practices

    A Group ready to move as soon as the merger is completed

Appendices

Commitments to the European Commission (remedies)

    Undertakings to divest/retain

    Sale of stake held in Distrigaz. The new Group will have a maximum of 70 TWh supplied by long-term contracts held by Distrigaz

    Holding in Fluxys SA (owner of regulated infrastructures in Belgium) to be reduced to 45% and strenghtening of management autonomy. Interest in Fluxys LNG (owner of the Zeebrugge terminal, assets outside Belgium (BBL) and non-regulated Belgian assets (Huberator)) to be increased from 51 to 60%

    Sale of Gaz de France stake in SPE (25.5%) through a 50% stake in Segebel

    Disposal of Distrigaz & Co to Fluxys

    Transfer of the Gaz de France stake in Segeo to Fluxys (25%)

    Sale of Cofathec Coriance (except for district cooling networks) and the heating networks of Cofathec Services

    Other commitments

    Infrastructures in Belgium

•    Restructuring of Fluxys s.a., which owns the regulated infrastructures, and strenghtened governance

•    Expansion of the capacity of the Zeebrugge terminal owned by Fluxys International

•    Measures to facilitate access to the network

    Infrastructure in France

•    LNG terminal management business into subsidiaries to become a subsidiary

•    Marketing of capacities on new underground storages and new capacities at the Montoir LNG terminal

•    Measures to facilitate access to the network

Energy France

    Leveraging the leadership position in natural gas supply to:

    Develop multi-energy offers on the existing portfolio of “retail” customers

    Supply electricity to other customer segments, according to market conditions

    Develop the complementaries between energy and services businesses

    Parallel growth in power production

    New CCGT power plants

    Development in Renewable Energies: wind, hydro and biomass

Energy France

11 million customers

No. 1 natural gas supplier

No. 2 electricity producer and supplier (7GW: CNR, SHEM,…)

DK6

786 MW

Cogeneration (Elyo)

1,700 MW

Montoir

Advanced hydraulic (SHEM)

773 MW

Wind

62 MW end 2007

Nuclear (Chooz)

650 MW

Basic

hydraulic (CNR)

2,937 MW

Nuclear (Tricastin)

460 MW

Fos

2	CCGT

Projects

A new leader in the multi-energy offer

Energy Europe and International

    Benelux – Germany

    Increased generation capacities

    Consolidation of leadership in retail in Belgium

    Expansion in Germany and the Netherlands

    Europe

    Integration and development based on existing assets in Italy and Eastern Europe

    Strenghtening of positions depending on changes in the regulatory framework and the effective deregulation of the markets

    International

    Development based on existing strongholds: USA, Brazil, Thailand, Middle East

    Business model focused on industrial customers and growth markets

Energy Europe & International

57 GW in installed capacity

No. 1 supplier of natural gas and electricity in Belgium

No. 1 in power generation in the Netherlands

9 million customers

No. 1 IPP in Brazil and Thailand

No. 3 supplier to tertiary and industrial sectors in the United States

GDF SUEZ sites

Priority given to expansion in Europe and selected international growth

Global Gas and LNG

    Development of the E&P business

    Increase in reserves

    Achievement subject to market conditions

    Diversification and competitiveness of the supply portfolio

    Strenghtening of the portfolio of long-term contracts

    Increased geographic diversification

    Global optimisation of the portfolio

    Interests in new transit projects (Nabucco and Medgaz)

    Strengthening of our LNG international leadership

    Participation in integrated projects

(Production / Liquefaction / Transport / Regasification)

    Expanded international arbitrage capacities

16 LNG tankers

3 tankers under construction

Isle of Grain

Zeebrugge Montoir

Neptune LNG    Fos Everett    Italy Huelva Carthagène

Sabine Pass    Petronet GNL

Bahamas    (India) Dahej

Kochi

Global Gas

Regasification terminals

Reserved capacities     and LNG Projects of regasification terminals

    No. 1 gas buyer in Europe

    685 Mboe in reserves

    World leader in LNG

    1,100 TWh in natural gas sales

Diversified, global natural gas resources

Infrastructures

    Terminals

    Commissioning of Fos Cavaou (8.25bcm beginning of 2008)

    Expansion of capacities at Zeebrugge (4.5bcm in 2008) and Montoir (2.5bcm in 2011 and 4bcm in 2014)

    Storage

    Increase in capacities in France

    Development of offers

    Expansion in Europe based on existing positions (Germany, Slovakia, Romania and the UK)

    Transport and distribution

    Development based on the natural gas market growth

    Investments tied to needs for fluider exchanges (transport capacity, volumes distributed)

Infrastructures

    No. 1 transport network in Europe

    No. 1 distribution network in Europe

    No. 2 gas storage operator in Europe

    No. 2 LNG terminal operator in Europe

Storage site

GDF SUEZ regasification terminal

Development of infrastructures to support the growth in natural gas markets

Energy services

    A global offer from design to operation

    Unique European network

    Complementary service and installation businesses

    Complete multi-technology offer

    Growth factors

    Increased use of outsourcing

    Stronger demand for energy efficiency

    Continued profitable development

    Enhanced synergies between services and energy businesses

    Selective growth in other European markets to support the other divisions

Energy services

    European leader in energy services

    Unique European network

    15 countries

    1,000 sites

Rest of Europe

Rev. 2006

Strong growth potential in the field of energy efficiency

Confirmation of the operational synergies program of approximately €1 billion per year in the medium term

TYPE OF SYNERGIES

Size effect

Effect of complementary businesses

DESCRIPTION

    Reduction in sourcing costs: enhanced buying position towards suppliers, optimised sourcing portfolio, etc.

    Economies of scale on non-energy purchases

    Optimisation of operating costs: pooling of networks and services

    Optimisation of resources and structures

    Enlarged commercial offer

    Non-duplication of entry “tickets”

(marketing costs and investments) to markets

    Accelereted commercial development

SUEZ’s Environment activities, a world co-leader in water and waste management services

Leading positions in environment services

    65 millions inhabitants served in drinking water

    44 millions inhabitants served and connected to sanitation services

    47 millions waste services customers

A presence focused on Europe and selective strongholds internationally Attractive growth prospects*

    2006 EBITDA: €2.0bn

    2007e EBITDA: €2.35bn**

    2010e EBITDA €3.0bn***

Breakdown of 2006 revenues of SUEZ’s Environment activities

Waste Europe

43%

Water Europe

34%

Degrémont

9%

International

14%

2006 revenues: €11.4bn

A world co-leader in environment services, with expertise in global management of the water and waste cycles

*    See also management accounts of SUEZ’s Environment activities in appendix

**    AGBAR fully consolidated for 9 months

*** AGBAR fully consolidated for 12 months

SUEZ’s Environment activities

    Leadership in the full water and waste cycle enhanced by:

    Controlled and up to date expertise

    Differentiating technologies

    Capacity to offer integrated solutions

    Ongoing research of innovative products and segments

    Growth primarily targeted to developed countries

    85% of revenues recorded in countries where the long-term investment is protected by mature political and legal systems

    Increasingly stringent regulation to promote economic growth that protects the environment

    High cost of raw materials and fossil fuels which encourage recycling

    Selective international expansion with the development of new business models

    Management contracts (e.g. Algiers)

    Long-term capital partnerships (e.g. China)

    Innovative financial arrangements in partnerships (e.g. PFI)

Environment

    Global leader in environmental services

    65 million inhabitants supplied with water

    47 million inhabitants benefit from waste services

Rev.     2006

Country / Geographic zone

Leadership built on a solid European base Global and healthy growth

SUEZ’s Environment activities: increased visibility

    SUEZ Environment business is on top form

    Recognised expertise, knowhow in differenciating technologies

    Increased commercial dynamism

    Excellent operational and financial performance

    Well-experienced management team

    A dynamic development strategy

    Development strategy through external growth and targeted acquisitions

    Support from a stable shareholder base

    Direct access to the financial markets

    Investment program of €4.0bn to €4.5bn over 2007/09 to be fully self-financed

    Maintain its development strategy through partnerships with the Energy businesses

Creation of a world co-leader in environment services benefiting from an attractive stock market positioning

Simplified organisational chart of SUEZ’s Environment activities as of December 31, 2006

SUEZ

100%

SUEZ Environnement

99.5%

Degrémont

99.5%

Lyonnaise des Eaux France

100%

Société de Contrôle de Management -SCM

45%

40%

55%

ONDEO Industrial Solutions

60%

Safege

100%

ONDEO North America

United Water Inc.

100%

Filiales internationales Eau

100%

SITA France

100%

SITA FD

100%

Teris

Filiales internationales Propreté